Exhibit 99.1

Viomi Technology Co., Ltd Announces Board of Directors Changes to Comply with NASDAQ Requirements for Majority Independent Board

GUANGZHOU, China, September 25, 2019  -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced changes to the Company’s board of directors (the “Board”) to comply with NASDAQ requirements for a majority independent board.

Effective immediately on September 25, 2019, the first anniversary of Viomi’s listing, Ms. Luo Zou ceased to be a director to the Board in order that the Company complies with NASDAQ requirements for a majority independent board within one year after its initial public offering. Mr. Jun Li has joined the Company’s board of directors as an independent director, effective on the same date. Ms. Luo Zou will remain as the vice president of the Company after stepping down as a director.

Mr. Jun Li is a professor, Ph. D. supervisor, and the Deputy Dean of College of Engineering in South China Agricultural University. Prior to joining South China Agricultural University in July 2007, Mr. Jun Li served as the sales and services manager in Wuyang-Honda Motors (Guangzhou) Co., Ltd from July 1998 to August 2002. Mr. Jun Li received his master’s degree in mechatronic engineering in 2004 and his doctor’s degree in vehicle engineering in 2007, both from South China University of Technology.

Mr. Xiaoping Chen, the chief executive officer and chairman of the Board, commented, “On behalf of the Board, I would like to thank Ms. Luo Zou for her services to the Board. At the same time, we are pleased to welcome Mr. Jun Li and believe he will be valuable assets to Viomi as we continue to sustainably grow our business and deliver long-term shareholder value.”

Effective on September 25, 2019, Mr. Xiaoping Chen has also resigned as a member of Audit Committee of the Board (the “Audit Committee”) in compliance with NASDAQ requirements for Audit Committee to consist of independent directors only. Viomi will rely on home country exemption regarding the number of the members of the Audit Committee and the Audit Committee will consist of two members going forward.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Cecilia Li

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

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